NEWS RELEASE

Alderon Announces Voluntary Delisting from NYSE MKT

October 2, 2015                                                                                                                                                (TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) announces its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “1934 Act”)) with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily withdraw its common shares from listing on the NYSE MKT. Alderon expects to file the Form 25 on October 13, 2015. Alderon expects the delisting will be effective approximately 10 days from the filing of the Form 25.

The voluntary delisting is part of Alderon’s on-going cash conservation program (see news releases dated December 9, 2014 and August 11, 2015), and is intended to simplify its administrative requirements and to reduce listing fees and legal and administrative costs associated with the listing of the common shares on two separate stock exchanges.  In addition, Alderon considered the fact that the NYSE MKT listing rules with respect to the maintenance of a minimum share price could require the Company to undertake certain corporate or other actions primarily to meet such requirements, which may not be in the best interests of Alderon or its shareholders. Further, the vast majority of Alderon’s daily trading volume occurs on the Toronto Stock Exchange (“TSX”).  Therefore, Alderon’s Board of Directors determined that the compliance obligations, costs and burdens of maintaining a listing of the common shares on the NYSE MKT outweigh the benefits to Alderon at this time.

Alderon’s common shares will continue to be listed on the TSX, one of the world’s premier stock exchanges for mining companies.  U.S. shareholders should be able to trade their Alderon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates.  In addition, Alderon expects the common shares will be quoted on the U.S. over-the-counter (“OTC”) markets following the delisting, however, there can be no assurance that trading on the OTC markets will occur.

Alderon will continue to file reports with Canadian securities regulators on SEDAR and with the SEC on EDGAR following the voluntary delisting.  However, with respect to SEC reporting obligations, Alderon announces its intention to file a Form 15F with the SEC to cause its SEC reporting obligations under the 1934 Act to be terminated or suspended upon determination that Alderon satisfies all rules and regulations set forth in 1934 Act applicable to such termination or suspension. Alderon expects that termination of the Company's reporting obligations will become effective 90 days after the filing of the Form 15F with the SEC (or within a shorter period as the SEC may determine).

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal and Vancouver.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by two producing iron ore mines. Its port handling facilities are located in Sept-Îles, the leading iron ore port in North America. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Chairman & Chief Executive Officer

Vancouver Office
T: 604-681-8030
F: 604-681-8039
E: info@alderonironore.com
W: www.alderonironore.com

For further information please call:
Mark J. Morabito
1-604-681-8030 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the delisting of the Company’s common shares from the NYSE MKT, (ii) future trading of the Company’s common shares on the TSX, (iii) the quotation of the Company’s common shares on the OTC, (iv) the timing of the termination of the Company’s SEC reporting obligations, and (v) the development of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of reserve and resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, assumptions with respect to currency fluctuations and exchange rates, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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